Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Second Quarter 2020 Financial Results

BEIJING, August 19, 2020 (GLOBE NEWSWIRE) — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2020. The Company will hold a conference call at 8:00 A.M. on August 19, 2020, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Second Quarter 2020 Financial Highlights

•                  Net revenues increased by 28.8% to RMB1.14 billion (US$161.9 million) from RMB888.0 million in the same period of 2019.

•                  Adjusted cash gross profit (non-GAAP) increased by 15.8% to RMB467.6 million (US$66.2 million) from RMB403.8 million in the same period of 2019. Adjusted cash gross margin (non-GAAP) was 40.9%, compared to 45.5% in the same period of 2019 and 38.2% in the first quarter of 2020.

•                  Adjusted EBITDA (non-GAAP) increased by 17.5% to RMB306.4 million (US$43.4 million) from RMB260.7 million in the same period of 2019. Adjusted EBITDA margin (non-GAAP) was 26.8%, compared to 29.4% in the same period of 2019 and 23.8% in the first quarter of 2020.

Second Quarter 2020 Operational Highlights

•                  Retail IDC MRR1 per cabinet increased slightly to RMB8,953 in the second quarter of 2020, compared to RMB8,663 in the same period of 2019 and RMB8,747 in the first quarter of 2020.

•                  Total cabinets under management net increased by 4,404 to 44,050 as of June 30, 2020, compared to 39,646 as of March 31, 2020, and 31,111 as of June 30, 2019.

•                  Compound utilization rate in the second quarter of 2020 improved to 61.4% from 60.4% in the first quarter of 2020, mainly reflecting the ongoing ramp-up of different stages of cabinets.

•                  Utilization rate for mature IDCs delivered prior to 2019 improved to 73.6% in the second quarter of 2020 from 72.3% in the first quarter of 2020.

•                  Utilization rate for newly-built and ramp-up IDCs delivered since 2019 improved to 30.1% in the second quarter of 2020, compared to 12.3% in the first quarter of 2020.

Mr. Alvin Wang, Chief Executive Officer and President of the Company, stated, “We concluded the second quarter of 2020 with strong financial and operational results despite the lingering impact of COVID-19. This solid quarterly performance was mainly driven by our on-track expansion of cabinet capacity in strategic markets as well as our strong sales momentum in both the wholesale and retail IDC space. During the quarter, we expanded our IDC capacity by 4,404 cabinets, continued to fortify our resources and pipeline capacity, as well as appointed a seasoned industry veteran to oversee our Retail IDC Business Group. We believe that these are clear-cut demonstrations of our team’s strong execution capabilities. In light of these advances, we remain confident in our ability to meet our growth target and continue satisfying customer demand.”

1 Retail IDC MRR: Refers to Monthly Recurring Revenues for the retail IDC business.

Ms. Sharon Liu, Chief Financial Officer of the Company, commented, “As illustrated by the significant improvement to our bottom line, we achieved a strong financial performance in the second quarter of 2020. During the quarter, we continued to expand our cabinet capacity in line with our long-term growth plan, adding 4,404 new cabinets in the period. We also improved our operating efficiency and continued to serve first-rate companies to increase our utilization rates. The Blackstone investment and increasing lines of credit from banks that we received in the quarter have further endorsed our industry leadership and development potential going forward. Looking ahead, we plan to maintain our consistent growth trajectory while also gradually improving our profitability to deliver increasing shareholder returns over the long term.”

Second Quarter 2020 Financial Results

NET REVENUES: Net revenues in the second quarter of 2020 increased by 28.8% to RMB1.14 billion (US$161.9 million) from RMB888.0 million in the second quarter of 2019, representing an increase of 4.9% from RMB1.09 billion in the first quarter of 2020. This increase was mainly due to the growing demand for IDC services, which was caused by the long-term trend of corporate digitization across China.

GROSS PROFIT: Gross profit in the second quarter of 2020 was RMB272.3 million (US$38.5 million), representing an increase of 19.3% from RMB228.2 million in the same period of 2019 and an increase of 16.3% from RMB234.1 million in the first quarter of 2020. Gross margin in the second quarter of 2020 was 23.8%, compared to 25.7% in the same period of 2019 and 21.5% in the first quarter of 2020. The year-over-year decrease in gross margin was mainly due to the delivery of additional IDC capacity and the fact that the utilization rates of these newly-added cabinets require additional time to ramp up.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB467.6 million (US$66.2 million) in the second quarter of 2020, compared to RMB403.8 million in the same period of 2019 and RMB417.1 million in the first quarter of 2020. Adjusted cash gross margin in the second quarter of 2020 was 40.9%, compared to 45.5% in the same period of 2019 and 38.2% in the first quarter of 2020.

OPERATING EXPENSES: Total operating expenses in the second quarter of 2020 were RMB193.5 million (US$27.4 million), compared to RMB168.2 million in the same period of 2019 and RMB197.4 million in the first quarter of 2020. As a percentage of net revenues, total operating expenses decreased to 16.9% in the second quarter of 2020 from 18.9% in the same period of 2019 and 18.1% in the first quarter of 2020.

Sales and marketing expenses in the second quarter of 2020 were RMB51.7 million (US$7.3 million), representing an increase of 10.8% from RMB46.6 million in the same period of 2019 and an increase of 6.0% from RMB48.7 million in the first quarter of 2020. The increase in sales and marketing expenses was due to the Company’s efforts to grow its customer base, strengthen its relationships with large-scale customers, and further develop its value-added services.

Research and development expenses in the second quarter of 2020 were RMB23.7 million (US$3.4 million), representing an increase of 25.9% from RMB18.8 million in the same period of 2019 and an increase of 12.8% from RMB21.0 million in the first quarter of 2020. The increase was mainly attributable to the Company’s ongoing investments in technology upgrades.

General and administrative expenses in the second quarter of 2020 were RMB119.5 million (US$16.9 million), representing an increase of 16.8% from RMB102.3 million in the same period of 2019 and a decrease of 4.6% from RMB125.2 million in the first quarter of 2020. The year-over-year increase in general and administrative expenses was mainly attributable to increased share-based compensation expenses in connection with the employment of more experienced staff, while the quarter-over-quarter decrease in general and administrative expenses was mainly attributable to the Company’s ongoing work to improve its operating efficiency.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses, increased to RMB182.5 million (US$25.8 million) in the second quarter of 2020, representing an increase of 13.1% from RMB161.3 million in the second quarter of 2019 and an increase of 2.6% from RMB177.8 million in the first quarter of 2020. As a percentage of net revenues, adjusted operating expenses reduced to 15.9% in the second quarter of 2020 from 18.2% in the same period of 2019 and 16.3% in the first quarter of 2020.

ADJUSTED EBITDA: Adjusted EBITDA in the second quarter of 2020 increased to RMB306.4 million (US$43.4 million), representing an increase of 17.5% from RMB260.7 million in the same period of 2019 and an increase of 18.1% from RMB259.4 million in the first quarter of 2020. Adjusted EBITDA in the second quarter of 2020 excluded share-based compensation expenses of RMB11.6 million (US$1.6 million). Adjusted EBITDA margin was 26.8% in the second quarter of 2020, compared to 29.4% in the same period of 2019 and 23.8% in the first quarter of 2020.

NET PROFIT/LOSS: Net loss attributable to ordinary shareholders in the second quarter of 2020 was RMB2.12 billion (US$300.5 million), compared to RMB102.1 million in the same period of 2019 and RMB138.8 million in the first quarter of 2020. Net loss attributable to ordinary shareholders in the second quarter of 2020 mainly included changes in the fair value of convertible promissory notes of RMB1.61 billion (US$228.2 million) due to the rise in the Company’s stock price, and a deemed distribution of RMB470.6 million (US$66.6 million) from the issuance of Series A perpetual convertible preferred shares, both of which were non-operation related and non-cash loss.

PROFIT/LOSS PER SHARE: Basic and diluted loss per share were RMB3.21 (US$0.45) in the second quarter of 2020, which represents the equivalent of RMB19.26 (US$2.70) per American depositary share (“ADS”). Each ADS represents six Class A ordinary shares. Diluted loss per share is calculated using net loss attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of June 30, 2020, the aggregate amount of the Company’s cash and cash equivalents, restricted cash, and short-term investments were RMB4.98 billion (US$704.9 million).

Net cash generated from operating activities in the second quarter of 2020 was RMB161.8 million (US$22.9 million), compared to RMB127.1 million in the same period of 2019 and RMB58.7 million in the first quarter of 2020. The Company paid off the remaining US$131 million of its 2020 Notes in early August.

Financial Outlook

For the third quarter of 2020, the Company expects net revenues to be in the range of RMB1,230 million to RMB1,250 million. Adjusted EBITDA is expected to be in the range of RMB340 million to RMB360 million.

For the full year of 2020, the Company expects net revenues to be in the range of RMB4,700 million to RMB4,900 million. Adjusted EBITDA is expected to be in the range of RMB1,280 million to RMB1,380 million. The midpoints of the Company’s updated estimates imply an increase of 26.7% year over year both in net revenues and adjusted EBITDA.

The forecast reflects the Company’s current and preliminary view on the market and its operational conditions, which do not factor in any of the potential future impacts caused by the COVID-19 pandemic, and are subject to change.

Conference Call

The Company will hold a conference call at 8:00 A.M. on Wednesday, August 19, 2020, U.S. Eastern Time, or 8:00 P.M. on Wednesday, August 19, 2020, Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	1157085
Registration Link:	http://apac.directeventreg.com/registration/event/1157085

The replay will be accessible through August 26, 2020, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	1157085

A live and archived webcast of the conference call will be available through the Company’s investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA, adjusted EBITDA margin, The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the Company’s current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company’s calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and VPN services to improve the reliability, security and speed of its customers’ Internet infrastructure. Customers may locate their servers and equipment in 21Vianet’s data centers and connect to China’s Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet’s strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.

Rene Jiang

+86 10 8456 2121

IR@21Vianet.com

Julia Jiang

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Xinran Rao

+1 (646) 405-4922

IR@21Vianet.com